Morgan, Lewis & Bockius

c/o 19th Floor,

Edinburgh Tower, The Landmark

15 Queen’s Road Central, Hong Kong

Direct: +852.3551.8500

Fax: +852.3006.4346

www.morganlewis.com

WRITER’S DIRECT LINE

+852.3551.8688

WRITER’S EMAIL

louise.liu@morganlewis.com

March 4, 2025

Confidential

Ms. Ta Tanisha Meadows

Ms. Joel Parker

Mr. Scott Anderegg

Ms. Taylor Beech

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	ELC Group Holdings Ltd. (CIK No. 0002039096)

Dear Ms. Meadows, Ms. Parker, Mr. Anderegg and Ms. Beech:

On behalf of our client, ELC Group Holdings Ltd., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR to the Securities and Exchange Commission (the “Commission”).

The Company respectfully advises the staff of the Commission (the “Staff”) that, subject to market conditions, it plans to launch the road show for the proposed offering as soon as possible but not earlier than 15 days after the day hereof. The Company would appreciate the Staff’s timely assistance and support to the Company in meeting the proposed timetable for the offering.

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852.3551.8688 or via e-mail at louise.liu@morganlewis.com.

Partners:
Edwin Luk, June Chan, Connie Cheung, Keith Cheung*#,
William Ho, David Liao, Charles Mo, Billy Wong, and Yan Zeng

Registered Foreign Lawyers:
Eli Gao (New York), Maurice Hoo (California),
Alice Huang (California), Mathew Lewis (New York),
Louise Liu (New York), Vivien Yu (New South Wales),
and Ning Zhang (New York)	19th Floor, Edinburgh Tower
The Landmark
*China-Appointed Attesting Officer	15 Queen’s Road Central	+852.3551.8500
#Notary Public of Hong Kong	Hong Kong	+852.3006.4346

March 4, 2025

Very truly yours

By:	/s/ Louise L. Liu
Louise L. Liu
Partner

cc:	Leann Koh Bee Khee, Chief Executive Officer and Director, ELC Group Holdings Ltd. Mitchell S. Nussbaum. Angela Dowd, Lili Taheri and Julia Aryeh, Loeb & Loeb LLP